SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 14, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 14, 2009

TAM sets new international market share record of 86.8% in March

Domestic market share was 49.3%

São Paulo, April 14, 2009 – TAM (BOVESPA: TAMM4, NYSE:TAM) announces operating data for March 2009, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

Our domestic supply (ASK) increased 16.6% in March compared to the same period last year while our demand decreased 0.4%, resulting in a domestic load factor of 59.1%, remaining above the 58.8% market average, composed of 3.6% demand and 12.2% supply growth. Our domestic market share (RPK) was 49.3% in the period.

In the international market, we registered 9.4% growth in RPK and 26.3% in ASK, compared to March 2008. Our international market share reached 86.8%, representing 17.9 p.p. growth year on year. Our international load factor reached 66.2%, 4.2 p.p. higher than the market average of 62.0%.

Please find below our operating data for March:

Operating data	Mar-2009	Mar-2008	Var. %
Domestic Market
ASK (millions) – Supply	3,318	2,845	16.6%
RPK (millions) – Demand	1,963	1,971	-0.4%
Load Factor	59.1%	69.3%	-10.1 p.p.
Market share	49.3%	51.3%	-2.0 p.p.

International Market
ASK (millions) – Supply	2,113	1,674	26.3%
RPK (millions) – Demand	1,399	1,279	9.4%
Load Factor	66.2%	76.4%	-10.2 p.p.
Market share	86.8%	68.9%	17.9 p.p.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: MVL Comunicação Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306 equipetam@mvl.com.br TAM Media Relations www.tam.com.br www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 49.3% domestic market share and 86.8% international market share at the end of March 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.